MAR 01 2011
211
SECTION
WASH. D.C.

[redacted]

11020279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CA Funds Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

526 Crescent Blvd #218
(No. and Street)

Glen Ellyn	IL	60137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Hakeman — 630-545-0820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Dennis Hakeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CA Funds Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BRYAN WOODS
Notary Public - State of Illinois
My Commission Expires Jun 8, 2013

By: CA Funds Group, Inc.

Signature

2/28/11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CA FUNDS GROUP, INC.
Glen Ellyn, Illinois

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
CA Funds Group, Inc.

We have audited the accompanying statement of financial condition of CA Funds Group, Inc. (the Company) as of December 31, 2010, and the related statements of operations and shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CA Funds Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7, 8, and 9 is presented for purposes of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2011

CA FUNDS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

		2010
ASSETS		
Cash and cash equivalents	$	11,768
Other assets		11,695
Total assets	$	23,463
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	4,875
Common stock, $1 par value, 1,000 shares authorized and issued		1,000
Additional paid-in capital		5,000
Retained earnings		12,588
Total shareholder's equity		18,588
Total liabilities and shareholder's equity	$	23,463

The accompanying notes are an integral part of these financial statements.

CA FUNDS GROUP, INC.
STATEMENT OF OPERATIONS AND SHAREHOLDER'S EQUITY
Year ended December 31, 2010

		2010
Revenue		
Consulting fees	$	239,000
Interest income		31
Total revenue		239,031
Expenses		
Compensation		179,765
Operating		41,886
Occupancy		6,080
Total expenses		227,731
Net income		11,300
Shareholder's equity at beginning of year		7,288
Shareholder's equity at end of year	$	18,588

The accompanying notes are an integral part of these financial statements.

CA FUNDS GROUP, INC.
STATEMENTS OF CASH FLOWS
Year ended December 31, 2010

	2010
Cash flows from operating activities	
Net income	$ 11,300
Adjustments to reconcile net income to net cash from operating activities	
Increase in other assets	(11,695)
Increase in accounts payable and accrued expenses	4,875
Net cash from operating activities	4,480
Net change in cash and cash equivalents	4,480
Cash and cash equivalents, beginning of year	7,288
Cash and cash equivalents, end of year	$ 11,768

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

CA Funds Group, Inc. (the Company), has been licensed by the Securities and Exchange Commission and the Financial Industry Regulatory Authority to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on May 28, 2009 primarily to facilitate the organization of private equity funds and to provide advisory services related to real estate investments. The Company earns consulting fees for its services to clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition: Consulting fees are recorded when the services are performed.

Income Taxes: The Company is an S corporation under Section 1362 of the Internal Revenue Code. As a result, the Company is generally not subject to federal or state income tax, except for the Illinois replacement tax.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Management is not aware of any tax benefits or liabilities to be recognized at December 31, 2010 and does not expect any material change within the next twelve months.

No income tax provision or interest and/or penalties related to tax matters has been recorded in the Company's financial statements because the liability is that of the individual shareholder and not the Company.

NOTE 3 - COMMITMENTS

The Company rents its office space under a cancelable lease agreement. Rent expense for the office facility was $4,840 in 2010. The minimum amounts due under the lease agreement are as follows:

2011	$ 5,040
2012	840

(Continued)

NOTE 4 - RELATED PARTIES

At December 31, 2010, the Company has $7,500 due from its sole employee. The advancement of payroll has a 0% interest rate and is to be repaid on or before December 31, 2011.

During 2010, the Company earned consulting fees of $16,500 and incurred operating expenses of $6,000 from a related company under common ownership. At December 31, 2010, there were no amounts due to or from the related company.

NOTE 5 - NET CAPITAL

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2010, the ratio of aggregate indebtedness to net capital was 1:1 and the Company had excess "net capital" of $1,773, which is the capital in addition to its minimum required capital of $5,000.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2010.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CA FUNDS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net capital:		
Total shareholder's equity	$	18,588
Deductions:		
Nonallowable assets:		
Prepaid expenses and other nonallowable assets		11,695
Total nonallowable assets		11,695
Net capital before haircuts on securities positions		6,893
Haircuts on securities		120
Net capital		6,773
Net capital requirement (greater of 6-2/3% aggregate indebtedness or $5,000)		5,000
Excess net capital	$	1,773
Aggregate indebtedness - accounts payable, accrued expenses, and other unsubordinated liabilities	$	4,875
Ratio of aggregate indebtedness to net capital		1:1

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2010.

CA FUNDS GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2010

The Company is exempt under paragraph (k)(2)(i) of Rule 15c3-3 from computing the Reserve Requirements under Rule 15c3-3.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2010.

CA FUNDS GROUP, INC.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2010

The Company is exempt under paragraph (k)(2)(i) of Rule 15c3-3 from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2010.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Shareholder of
CA Funds Group, Inc.

In planning and performing our audit of the financial statements of CA Funds Group, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we did identify a significant deficiency in internal control that resulted in the recording of certain items on the cash basis of accounting rather than the accrual basis of accounting required by accounting principles generally accepted in the United States of America. The impact on the December 31, 2010 financial statements of adjusting these items to the accrual basis of accounting was determined by management to be immaterial to the financial statements taken as a whole. However, management amended the December 31, 2010 unaudited FOCUS Report, Part II, to reflect these adjustments to the accrual basis accounting

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2011

CA FUNDS GROUP, INC.
Glen Ellyn, Illinois

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2010

Filed Pursuant to
Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5(e) Thereunder